

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Steven Macri
Chief Financial Officer
Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

>   Re: **Warner Music Group Corp.**
>   **Form 10-K for the fiscal year ended September 30, 2009**
>   **Schedule 14A**
>   **File No. 001-32502**

Dear Mr. Macri:

We have completed our review of your Form 10-K and related filings and have no further comments at this time. We are also returning the supplemental information you provided to us on a confidential basis. We did not review this information because it was not necessary for our analysis. Please contact me at 202-551-3240 with any questions.

Sincerely,

Michelle Lacko
Attorney–Advisor